Exterran
16666 Northchase Dr. Houston, Texas 77060 U.S.A.
Main 281.836.7000 www.exterran.com

June 19, 2013

VIA EDGAR

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Request for Acceleration of Effectiveness of Registration Statement, as amended, on Form S-3 (File No. 333-187284) of Exterran Partners, L.P., EXLP Finance Corp., EXLP Operating LLC and EXLP Leasing LLC (collectively, the “Registrants”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrants hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on June 21, 2013, at 2:00 p.m. Eastern Time, or as soon thereafter as practicable.

In addition, the Registrants represent to the Securities and Exchange Commission (“the Commission”) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement, and the Registrants represent that they will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrants further acknowledge that the action of the Commission or the staff acting pursuant to delegated authority in declaring the Registration Statement effective does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

Please direct any questions or comments regarding the foregoing to Douglas E. McWilliams of Vinson & Elkins L.L.P. at 713.758.3613.

Sincerely,

EXTERRAN PARTNERS, L.P.

By:	Exterran General Partner, L.P., its general partner

By:	Exterran GP LLC, its general partner

By:	/s/ David S. Miller
	Name:	David S. Miller
	Title:	Senior Vice President and
Chief Financial Officer

EXLP FINANCE CORP.

By:	/s/ David S. Miller
	Name:	David S. Miller
	Title:	Senior Vice President and
Chief Financial Officer

EXLP OPERATING LLC,

By:	Exterran Partners, L.P., its sole member

By:	Exterran General Partner, L.P., its general partner

By:	Exterran GP LLC, its general partner

By:	/s/ David S. Miller
	Name:	David S. Miller
	Title:	Senior Vice President and
Chief Financial Officer

EXLP LEASING LLC,

	By:	EXLP Operating LLC, its sole member

	By:	Exterran Partners, L.P., its sole member

	By:	Exterran General Partner, L.P., its general partner

	By:	Exterran GP LLC, its general partner

	By:	/s/ David S. Miller
		Name:	David S. Miller
		Title:	Senior Vice President and
Chief Financial Officer

cc: Douglas E. McWilliams